CFM CORPORATION 2 0 0 4 THIRD QUARTER REPORT

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this interim report are made as of July 28, 2004, or as otherwise noted, and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

The following management's discussion and analysis ("MD&A") provides a review of important events, the results of operation of CFM Corporation ("CFM" or the "Company") for the quarter ended June 26, 2004, in comparison with those for the quarter ended June 28, 2003, and a review of the financial position of CFM as at June 26, 2004. This MD&A should be read in conjunction with CFM's unaudited consolidated financial statements for the three and nine months ended June 26, 2004, included elsewhere herein, and CFM's audited consolidated financial statements for the year ended September 27, 2003, included in CFM's Annual Report for 2003.

CFM is a leading integrated manufacturer of home products and related accessories in North America, the United Kingdom and Asia. CFM designs, develops, manufactures and distributes a line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures and imports barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed", "expect", "anticipate", "intend", "foresee", "likely", "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed below. CFM considers the assumptions on which these forward looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in reporting currency

As previously announced, effective fiscal 2004, the Company has changed its financial reporting currency from the Canadian dollar to the United States dollar. With a significant portion of the Company's operations in the United States, reporting in Canadian dollars has resulted in significant variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar on the translation of the Company's U.S. dollar results. Management believes that this variability has caused the Company's reported financial results to be not necessarily reflective of the Company's operating performance. Management believes that reporting in U.S. dollars will reduce the variability in the Company's reported results and provide its investors and other users of its financial statements with more relevant and informative information on the Company's operating performance and financial position.

This change in reporting currency has been implemented on a prospective basis in accordance with Canadian generally accepted accounting principles as described in Note 3 of the interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted.

Third quarter ended June 26, 2004
Results of operations
(all amounts are in U.S. dollars unless otherwise noted)

CFM's consolidated sales were $119.4 million in the quarter ended June 26, 2004, compared to $122.9 million in the comparative quarter of the prior year, a decrease of 3%. The impact of foreign exchange rate fluctuations on the translation of the Company's Canadian dollar revenues to U.S. dollars was minimal during the quarter. The weakening of the U.S. dollar against the Canadian dollar resulted in an increase in sales of 0.5% when compared to the third quarter of fiscal 2003. The average exchange rate used to translate the Company's Canadian dollar revenues and expenses to U.S. dollars for the quarter ended June 26, 2004 was $0.7371, representing a 3.5% appreciation from the $0.7119 rate used in the third quarter of fiscal 2003.

Sales by product category and geographic segment were as follows:

	US$ million
	Three months ended	Three months ended
	June 26, 2004	June 28, 2003
Hearth and heating products	65.5	54.6
Barbeque and outdoor products	50.5	63.9
Water products	3.4	4.4
	119.4	122.9

United States	92.3	93.4
Canada	22.3	25.7
Other	4.8	3.8
	119.4	122.9

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales of hearth and heating products were $65.5 million in the quarter, an increase of 20% or $10.9 million from the third quarter of the prior year. The impact of the weakening U.S dollar on the translation of the Company's Canadian dollar revenues was minimal year over year in the third quarter. Sales to specialty retail dealers and distributors increased $4.7 million over the prior year, due primarily to strong sales in the new home construction market as well as strong early season shipments. Sales of fireplaces and stoves from the Temco Fireplace Products ("Temco") and Century Heating Products ("Century") businesses, which were acquired in October 2003 and June 2003, respectively, contributed an additional $3.2 million to sales in the third quarter of fiscal 2003. In addition, the unusually high level of product returns of excess end of season inventory from certain mass merchant retail customers that negatively impacted sales in the prior year, did not occur in the third quarter of 2004. Were it not for these unusual returns, sales in the third quarter of fiscal 2003 would have been approximately $3.0 million higher. Continued strong sales growth at CFM Europe contributed an additional $1.0 million to CFM's overall increase in hearth products sales. Sales of heating products in the third quarter were approximately $1.0 million lower than in the prior year due to the timing of sales to certain mass merchant customers shifting into the fourth quarter.

Sales of barbeque and outdoor products were $50.5 million in the quarter, a decrease of $13.4 million or 21% from the corresponding period in the prior year. Excluding the impact of the weakening U.S. dollar on the translation of the Company's Canadian dollar revenues, sales of barbeque and outdoor products declined 22% over the prior year. Reduced sales of mid and low-priced barbeques at certain mass merchant retailers and reduced sales of barbeque parts and accessories generally due to weather conditions were the primary causes of this decline.

Sales of water products at CFM Greenway Home Products ("Greenway") were $3.4 million in the quarter, a decrease of $1.0 million or 23% when compared to the third quarter of fiscal 2003 due to the timing of sales. Sales of water products for the nine months ending June 26, 2004 are ahead of last year by 16%.

On a geographic basis, sales in the United States in the third quarter decreased by $1.1 million or 1% to $92.3 million, and represented 77% of total sales compared to 76% of total sales in the third quarter of fiscal 2003. Reduced sales of mid and low-priced barbeques at certain mass merchant retailers in the United States was the primary cause of this decline. Sales in Canada amounted to $22.3 million in the quarter, compared to $25.7 million in the same quarter last year. Lower sales volumes in water products was the main reason for this decline. Sales in other regions grew 26% from the prior year, primarily due to sales growth at CFM Europe.

Gross Profit

Gross profit in the third quarter was $30.7 million, a decrease of $1.3 million or 4% from the corresponding quarter in the prior year. As a percentage of sales, gross profit was 25.7%, down from 26.1% achieved in the third quarter of fiscal 2003.

Several factors affected the amount of gross profit in the quarter and gross profit as a percentage of sales in the quarter. Improved operating efficiencies at CFM's barbeque manufacturing operation in Mississauga, Ontario continued in the third quarter resulting in an increase in the gross profit as a percentage of sales of 1.8% over the prior year. During the quarter, CFM experienced significant increases in steel costs which increased the cost of goods manufactured in the quarter. Rising steel prices had only a minimal affect on the gross profit in the quarter as the price increases experienced by the Company were concentrated toward the end of the quarter. Most of the higher steel costs experienced in the third quarter are reflected in the cost of barbeque and hearth products inventory on hand at the end of

3

MANAGEMENT'S DISCUSSION AND ANALYSIS

the quarter and will adversely impact gross profit margins in future quarters as this inventory is sold (see discussion in "Risks and Uncertainties" section of this report).

The 3.5% appreciation in the Canadian dollar against the US dollar, when compared to the value of the Canadian dollar for the third quarter of the previous year, resulted in a higher US dollar cost of Canadian manufactured goods. Management estimates that this currency impact resulted in a decline of overall gross margin as a percentage of sales of approximately 2% from those realized in the third quarter of 2003.

As discussed in the Management Discussion and Analysis of the second quarter of 2004, the gross profit for the third quarter of 2003 was adversely affected by the unusually high level of returns of excess end of season inventory from certain mass merchant retail customers. This unusually high level of returns did not occur in the third quarter of fiscal 2004. Management believes these unusual returns resulted in a decline of gross profit as a percentage of sales of 1.9% in 2003.

Distribution costs were $1.1 million higher in the third quarter, which reduced the gross margin as a percentage of sales by a further approximately 0.9%. Distribution costs for the third quarter of 2004 were higher compared to the third quarter of 2003 due to increased freight from our new Mexican facility and higher freight rates generally.

A higher mix of sales of lower margin barbeque grill products compared to the third quarter of fiscal 2003 also reduced gross profit as a percent of sales by approximately 1% when compared to the third quarter last year.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter were $20.2 million, up $3.5 million from the corresponding period in the prior year. The appreciation in the Canadian dollar against the U.S. dollar had a negative impact of $1.4 million on the Company's Canadian dollar expenses when compared to the third quarter of fiscal 2003. In addition, the acquisitions of Temco and Century contributed an additional $0.7 million in incremental operating expenses in the third quarter. Increased infrastructure costs and higher travel and other related costs to transition production of certain product lines to Asia and Mexico added an additional $1.0 million of operating costs. Operating expenses as a percentage of sales increased to 16.9% from 13.5% in the corresponding period in the prior year.

EBITDA BEFORE RESTRUCTURING COSTS*

Earnings before interest, taxes, amortization and restructuring costs ("EBITDA before restructuring costs") were $10.6 million, which compares to $15.4 million in the corresponding period in the prior year. EBITDA margin as a percentage of sales before restructuring costs was 8.8%, down from 12.5% in the third quarter last year due to higher general and administration costs. The following is a reconciliation of EBITDA before restructuring costs to net income for the quarter:

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MANAGEMENT'S DISCUSSION AND ANALYSIS
	US$ million
	For the three months ended
	June 26, 2004	June 28, 2003

Net income for the period	(0.5)	7.3
Restructuring costs	7.5	-
Amortization	3.0	2.9
Interest income	-	-
Interest expense	2.2	1.5
Income taxes	(1.6)	3.7

EBITDA before restructuring costs	10.6	15.4

*EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization, restructuring costs and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin before restructuring costs is defined as EBITDA before restructuring costs expressed as a percentage of sales.

EBITDA before restructuring costs, and EBITDA margin before restructuring costs are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA before restructuring costs and EBITDA margin before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached consolidated interim financial statements.

Net Interest Expense

Net interest expense was $2.2 million for the third quarter, which was $0.7 million higher when compared to the corresponding period in the prior year. Interest expense increased due to the Company's higher fixed interest rate borrowing costs related to the issuance of $125 million of 6.1% senior unsecured notes in September and November of 2003, as compared to the average variable rate of 4.7% on the Company's borrowing under its bank credit facility in the same quarter of fiscal 2003 (see discussion under "Financial Position, Liquidity and Capital Resources"). The interest rate on the senior unsecured notes is fixed at 6.1% for the 10 year term of the notes and management believes that this fixed rate will protect the Company from any volatility in market interest rates over the term of the notes. Management expects market interest rates to rise in the medium to long-term. The differential between the interest rates applicable under the Company's bank credit facility in fiscal 2003 and the 6.1% fixed rate under the senior unsecured notes will result in higher interest of between $0.6 million and $0.9 million for each quarter, or between $2.5 million and $2.8 million for the full year of fiscal 2004.

5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring Costs

As previously announced in the fourth quarter of fiscal 2003, the Company initiated plans to restructure its operations in order to better realize benefits available from a number of acquisitions completed during the last several years. The restructuring involves the consolidation of certain facilities which served the Company's mass merchant customers and improving the Company's manufacturing operations through anticipated product line rationalization and shifting manufacturing of certain product lines to lower wage cost locations in Mexico and China. Management remains confident of achieving its original estimate of the annualized savings from the restructuring of greater than $11 million (Cdn$15 million) and remaining within the range of its original restructuring cost estimate, including the write off of certain fixed assets and inventory, of between $22 million to $26 million (Cdn$30 million to Cdn$35 million).

As part of this restructuring, the Company has closed its manufacturing and warehousing/distribution operations in the Chicago, Illinois area which served the mass merchant channel and has consolidated those activities into an expanded existing facility in Joplin, Missouri. The Company has also consolidated the order processing, customer service, technical support and other administrative functions supporting the Company's U.S. mass merchant customers into its Canadian mass merchant operations in Mississauga, Ontario. The transfer of hearth accessories manufacturing activities from the Chicago area to Joplin, Missouri and the transfer of the administrative functions to Mississauga, were completed at the end of the second quarter of 2004.

Other restructuring activities to rationalize product lines and shift manufacturing of certain production lines to the Company's manufacturing facility in Mexico and to China to take advantage of lower wage costs in those jurisdictions were primarily completed by the end of the third quarter but certain of these restructuring activities will continue in the fourth quarter of fiscal 2004. Currently, the restructuring programs are progressing as planned and management expects all restructuring activities to be completed by the end of fiscal 2004.

As of June 26, 2004, the following restructuring costs had been incurred:

(US$ millions)	Costs for the	Costs for the nine	Costs for Restructuring
	quarter ended	months ended	project to date
	June 26, 2004	June 26, 2004

Provision for severance and	0.1	1.5	1.7
benefits
Asset impairment costs	4.4	7.2	12.8
Other costs	3.0	6.7	6.7
Total costs	7.5	15.4	21.2

Of the $15.4 million of restructuring costs incurred to date, $8.2 million represents cash costs which have been paid.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Income (Loss)

A net loss of $0.5 million was incurred in the quarter ended June 26, 2004 compared to the $7.3 million of net income realized in the corresponding period in the previous year. The decline was primarily due to restructuring costs of $7.5 million incurred in the quarter. Net income for the quarter before restructuring costs was $4.0 million.

Earnings Per Share

Earnings per share ("EPS") decreased to a loss per share of $0.01 from earnings per share $0.18 in the third quarter of fiscal 2003 due to lower net income, as described above. Earnings per share before restructuring costs** were $0.10, compared to $0.18 earned in the corresponding period in the prior year. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the quarter:

	For the three months ended		For the three months ended
	June 26, 2004		June 28, 2003
	Earnings	EPS	Earnings	EPS
Net income (loss)	(0.5)	(0.01)	7.3	0.18
Restructuring costs	7.5	0.19	-	-
Income tax related to restructuring costs	(3.0)	(0.08)	-	-

Earnings before restructuring costs	4.0	0.10	7.3	0.18

The weighted average number of shares outstanding decreased to 39,906,000 from 40,155,000 due to the repurchase and cancellation of 693,400 shares under the Company's normal course issuer bid offset by the 434,328 shares issued for stock options exercised.

Diluted EPS decreased to $(0.01) from $0.18 in the third quarter of fiscal 2003 as a result of lower overall earnings per share.

**Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached consolidated interim financial statements.

Cash Flow

In the quarter, CFM used $15.8 million in cash flow in operating activities, used another $2.0 million in investing activities and generated $14.7 million from financing activities. The effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents reduced cash by $0.3 million in the quarter. The net effect of the above resulted in a net decrease in cash during the quarter of $3.4 million.

7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The $15.8 million in cash consumed by CFM in its operations during the quarter ended June 26, 2004 compares to $3.3 million of cash generated in the third quarter ended June 28, 2003, a decrease in cash of $19.1 million. The decrease is due to lower net income before non-cash items plus a significant increase in non-cash working capital when compared to the same period a year ago resulting mainly from a significant increase in accounts receivable in the quarter. The increase in accounts receivable is due primarily to a high level of sales in the latter half of the quarter as well as slower payments from certain mass merchant customers.

Cash flows used in investing activities were $2.0 million for the quarter ended June 26, 2004 due primarily to purchases of fixed assets.

Financing activities generated an additional $14.7 million in cash with net borrowings increasing to $13.4 million and an additional $1.3 million received from employees exercising stock options to purchase common shares of the Company.

Nine months ended June 26, 2004
Results of operations
(all amounts are in U.S. dollars unless otherwise noted)

CFM's consolidated sales for the nine months ended June 26, 2004 were $348.1 million, a 4% increase over the first nine months of fiscal 2003. Excluding the impact of exchange rate fluctuations on the translation of the Company's Canadian dollar revenues, sales grew by 2%. Sales grew by an additional 2% as result of the positive impact on the Company's sales caused by the weakening of the U.S. dollar against the Canadian dollar when compared to the first nine months of fiscal 2003 on the translation of the Company's Canadian dollar sales to U.S. dollars. The average exchange rate used to translate the Company's Canadian dollar revenues and expenses to U.S. dollars for the nine months ended June 26 2004 was $0.7517, representing a 12.5% appreciation from the $0.6683 rate used in the prior year.

Sales by product category and geographic segment were as follows:

	US$ million
	Nine months ended	Nine months ended
	June 26, 2004	June 28, 2003
Hearth and heating products	233.4	199.7
Barbeque and outdoor products	105.9	128.5
Water products	8.8	7.6
	348.1	335.8

United States	266.1	257.7
Canada	60.5	62.3
Other	21.5	15.8
	348.1	335.8

Sales of hearth and heating products were $233.4 million for the nine months ending June 26, 2004, an increase of 17% or $33.7 million from the prior year. Excluding the impact of the weakening U.S dollar on the translation of the Company's Canadian dollar revenues, sales of hearth and heating products grew by 14% or $28.8 million year over year in the nine months ended June 26, 2004. Increased sales to specialty retail dealers and distributors, primarily as a result of strong sales in the new home construction

8

MANAGEMENT'S DISCUSSION AND ANALYSIS

market as well as early season shipments in the second and third quarters, resulted in a year over year increase of $12.4 million. As well, incremental sales of Temco and Century products, contributed $13.3 million to the significant year over year increase in sales. Sales growth at CFM Europe also contributed to the overall increase in hearth and heating products sales. In addition, hearth sales in the prior year were adversely affected by an unusually high level of product returns of excess end of season inventory from certain mass merchant retail customers in the second and third quarters of fiscal 2003. This unusually high level of sales returns did not occur in 2004. Were it not for this unusually high level of product returns, sales in the first nine months of fiscal 2003 would have been approximately $10 million higher. The previously announced loss of placement of certain hearth products for the 2003/04 selling season with a major mass merchant customer resulted in hearth products sales volume in the first nine months of the year being lowered by approximately $6.8 million when compared to the first nine months of fiscal 2003.

Sales of barbeque and outdoor products were $105.9 million for the nine months ended June 26, 2004, a decrease of $22.6 million or 18% from the corresponding period in the prior year. Excluding the impact of the weakening U.S. dollar on the translation of the Company's Canadian dollar revenues, sales of barbeque and outdoor products declined 22% over prior year. Reduced sales of mid-priced barbeques at certain mass merchant retailers and reduced sales of barbeque parts and accessories generally due to weather conditions were the primary causes of this decline.

Sales of water products at Greenway were $8.8 million for the nine months ended June 26, 2004, an increase of 16% from the first nine months of fiscal 2003, due to new customer growth and expanded product placement at existing customers.

On a geographic basis, sales in the United States in the nine months ended June 26, 2004 of $266.1 million were up by $8.4 million or 3% over the prior year, and represented 76% of total sales, consistent with the corresponding period in the prior year. Sales in Canada amounted to $60.5 million in the period, down from $62.3 million in the same period last year. The decrease in Canadian sales was due to the positive impact of the stronger Canadian dollar on the translation of the Company's Canadian dollar sales when compared to the prior year which was more than offset by a decrease in sales volumes. Sales in other regions grew 36% primarily due to sales growth at CFM Europe.

Gross Profit

Gross profit in the nine months ended June 26, 2004 was $89.7 million, a decrease of $3.6 million or 4% from the corresponding period in the prior year. As a percentage of sales, gross profit was 25.8%, down from 27.8% achieved in the corresponding period of fiscal 2003.

The gross profit in fiscal 2003 was adversely affected by the unusually high level of returns of excess end of season inventory from certain mass merchant retail customers. These unusual returns did not occur in 2004 and management estimates this has contributed to a 2% improvement in gross profit margins in 2004.

Improved operating efficiencies at the Company's barbeque manufacturing operation in Mississauga, Ontario contributed to a 1% improvement in gross profit margins in 2004.

Several factors contributed to the decrease in gross profit and gross profit as a percentage of sales in the period. As a significant portion of the products sold in the United States were manufactured in the Company's Canadian operations, the 12.5% appreciation in the Canadian dollar against the US dollar, when compared to the value of the Canadian dollar for the same period in the previous year, resulted in a

9

MANAGEMENT'S DISCUSSION AND ANALYSIS

higher US dollar cost of these Canadian manufactured goods. Management estimates that this currency impact resulted in a decline in overall gross profit as a percentage of sales of approximately 2% from the gross profit percentage in the corresponding period of the previous year.

Sales increases at CFM Europe and incremental sales of products from the recent acquisitions of Temco and Century, all at lower relative gross profit margins than the margins historically realized on the sale of the Company's hearth products, as well as a shift in the mix of hearth product sales in North America to lower gross margin products, contributed to a further decline in gross profit of approximately 2% as a percentage of sales.

Distribution costs are $3.2 million higher on a year to date basis compared to the prior year due to increased freight from the Company's Mexican facility and higher freight rates generally. This reduced gross profit margins by approximately 1% from margins in the first nine months of fiscal 2003.

Selling, Administrative, Research and Development Expenses

Operating expenses for the nine months ended June 26, 2004 were $56.1 million, up $5.9 million or 12% in comparison with the corresponding period in the prior year. The appreciation in the Canadian dollar against the U.S. dollar had a negative impact of approximately $2.7 million on the translation of the Company's Canadian dollar expenses when compared to the same period in fiscal 2003. Before the impact of currency fluctuation operating costs increased by $3.2 million. Incremental expenses from the acquisition of Temco and Century contributed approximately $1.0 million of the increase and higher infrastructure and other costs as well as increased travel and other costs to transition production of certain product lines to Asia and Mexico, contributed to the remaining increase in operating costs. Operating expenses as a percentage of sales were 16.1% compared to 15.0% in the corresponding period in the prior year.

EBITDA BEFORE RESTRUCTURING COSTS*

EBITDA before restructuring costs were $33.6 million, down $9.5 million or 22% from the corresponding period in the prior year, as a result of the lower gross margin and higher operating expenses incurred in the nine months ending June 26, 2004. EBITDA margin before restructuring costs was 9.6%, down from 12.8% in the corresponding period last year. The following is a reconciliation of EBITDA before restructuring costs to net income for nine months ended:

	US$ million
	For the nine months ended
	June 26, 2004	June 28, 2003

Net income for the period	3.8	20.7
Restructuring costs	15.4	-
Amortization	8.9	8.3
Interest income	(0.2)	(0.1)
Interest expense	6.4	4.1
Income taxes	(0.7)	10.1

EBITDA before restructuring costs	33.6	43.1

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Expense

Net interest expense was $6.2 million for the nine months ended June 26, 2004, which was $2.2 million higher when compared to the corresponding period in the prior year. Interest expense increased due to the Company's higher fixed interest rate borrowing costs related to the issuance of $125 million of 6.1% senior unsecured notes in September and November of 2003, as compared to the average variable rate of 4.7% on the Company's borrowing under its bank credit facility in the corresponding period of fiscal 2003 (see discussion under "Financial Position, Liquidity and Capital Resources").

Net Income

Net income for the nine months ended June 26, 2004 was $3.8 million, down 81% from $20.7 million in the corresponding period in the previous year. The decline was primarily due to restructuring costs of $15.4 million incurred in the period and the effect of the strengthening Canadian dollar on sales and expenses. Net income before restructuring costs for the nine month period was $13.1 million, compared to $20.7 million in the nine months of fiscal 2003.

Earnings Per Share

Earnings per share ("EPS") decreased to $0.10 from $0.51 in the same period of fiscal 2003 due to lower net income, as described above. Earnings per share before restructuring costs** were $0.32, compared to $0.51 earned in the corresponding period in the prior year. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the nine month period:

	For the nine months ended		For the nine months ended
	June 26, 2004		June 28, 2003
	Earnings	EPS	Earnings	EPS
Net income	3.8	0.10	20.7	0.51
Restructuring costs	15.4	0.38	-	-
Income tax related to restructuring costs	(6.1)	(0.16)	-	-

Earnings before restructuring costs	13.1	0.32	20.7	0.51

The weighted average number of shares outstanding increased to 40,199,000 from 40,169,000 primarily as a result of the full year effect of shares issued in the third quarter of fiscal 2003 as part of the first deferred payment in connection with the acquisition of Greenway and as a result of shares issued on the exercise of stock options net of the repurchases under the Company's Normal Course Issuer Bid during the year.

Diluted EPS was $0.09 compared to $0.51 in the first nine months of fiscal 2003 as a result of lower overall earnings per share.

**Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per

11

MANAGEMENT'S DISCUSSION AND ANALYSIS

share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached consolidated interim financial statements.

Cash Flow

In the nine months ended June 26, 2004, CFM generated $1.0 million in cash flow from operations, consumed $13.7 million in investing activities and generated $10.3 million from financing activities. The effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents resulted in a $0.6 million use of cash. The net effect of the above resulted in a net decrease in cash during the period of $3.0 million.

The $1.0 million in cash flow from operations generated by CFM in the nine months ended June 26, 2004 compares to $23.8 million generated in the corresponding period in fiscal 2003, a decrease of $22.8 million. This significant decrease is primarily due to lower net income before non-cash items, and a large increase in non-cash working capital when compared to the same period a year ago due to the increase in accounts receivable in the third quarter referred to previously.

Cash flows used in investing activities were $13.7 million for the nine months ended June 26, 2004. On October 8, 2003, CFM acquired Temco for total cash consideration of $7.2 million. In addition, capital expenditures during the period amounted to $6.0 million.

Financing activities generated an additional $10.3 million in cash with net borrowings increasing $15.1 million and an additional $5.4 million used to repurchase shares under the Company's Normal Course Issuer Bid. With the objective of maximizing return on capital employed, the Company repurchased and cancelled 693,400 shares at an average price of US$7.73 (CDN$10.28) per share or a total purchase price of $5.4 million in the second quarter of fiscal 2004. No shares were repurchased in the third quarter. In the nine months ending June 26, 2004, the Company received $1.5 million from employees exercising stock options to purchase common shares of the Company.

Financial Position, Liquidity and Capital Resources

The seasonal nature of the hearth and heating market and the barbeque market in which CFM operates impacts the Company's cash flows and investment in working capital. In both categories, pre-season inventories are built in order to meet the seasonal demands of the Company's customers, which inventories are then converted to accounts receivable as those inventories are sold through the season and ultimately converted to cash as the accounts receivable are collected. To support the seasonal demands in its hearth and barbeque businesses, the Company has and will continue to be required to make pre-seasonal investments in working capital; however, as the barbeque selling season is counter-seasonal to the Company's traditional hearth business, the additional investment in barbeque-related working capital generally occurs as investment in hearth-related working capital is falling to its lowest point in the cycle and vice versa. Water products tend to be a less seasonal product category than hearth and barbeque products; however, retailers generally advertise and promote water products to the consumer for the summer and pre-Christmas periods. As a consequence, inventories of water products are built in advance of those periods to meet the anticipated demand.

12

MANAGEMENT'S DISCUSSION AND ANALYSIS

With respect to the seasonal barbeque cycle, as of the end of the Company's third quarter, most shipments of barbeques and barbeque accessories will have taken place but barbeque inventory remaining on hand will fill remaining replenishment orders through the summer months. In addition, shipments to fill early season hearth sales continued through the Company's third quarter. Accordingly, the Company's working capital at the end of its third quarter is typically at a higher point when compared to other periods during the year as accounts receivable for barbeque sales and pre-season hearth sales is at its highest level. Consolidated net working capital* at June 26, 2004 was $142.3 million compared to $124.1 million at September 27, 2003 and $141.0 million at June 28, 2003. Working capital is up $1.3 million at June 26, 2004 when compared to the same period a year ago, due to higher accounts receivable.

As part of its capital management, the Company reviews certain working capital metrics. The number of days sales outstanding represented by accounts receivable was 69 days as at June 26, 2004, which compares to 65 days at the end of for the second quarter, 65 days at September 27, 2003 and 67 days as at June 28, 2003. The worsening in days sales outstanding at the end of the third quarter is primarily due to the late third quarter sales in accounts receivable at the end of the quarter. Inventory turnover is 4.3 turns per year as at June 26, 2004 which is the same when compared to the second quarter's turnover. When compared to the turnover for the same period in fiscal 2003, inventory turns have improved from 3.8 turns per year.

Management expects the Company's investment in working capital to increase through the fourth quarter as hearth inventories are built up in anticipation of the upcoming hearth season that extends through the fourth quarter of 2004 and into the first quarter of fiscal 2005. As well, consumer demand and retail sales of certain of the Company's barbeque grill models has remained strong throughout the barbeque season and is expected to continue to be strong through to the end of the calendar year which will require continued manufacture of certain grill models into the fourth quarter. In addition, significant new barbeque grill placement for the 2005 season with certain mass merchant customers as well as an expected increase in sales of existing grill models in the 2005 season will require the Company to pre-build a higher level of inventory of barbeque grills throughout the fourth and first quarters in order to meet the expected demand for these grills (see "Outlook" section of this report). Barbeque working capital is expected to continue to rise through the fourth quarter of fiscal 2004 and the first and second quarters of fiscal 2005 as grill inventories are built and converted to accounts receivables as sales of these grills begin late in the first quarter of fiscal 2005.

Net bank debt * at June 26, 2004 was $136.3 million, up $23.5 million from fiscal 2003 year end due primarily to higher working capital requirements. CFM was capitalized* as at June 26, 2004 with net bank debt to total capitalization of 36%, which compares with net bank debt to total capitalization of 35% as at the end of the Company's third quarter in fiscal 2003.

In the fourth quarter of fiscal 2003, CFM completed the sale of $125 million of senior unsecured notes through a private placement. With long-term interest rates in fiscal 2003 reaching their lowest levels in 45 years, management took advantage of the lower rates to secure long-term cost effective debt financing. The notes were issued in two series with funding on the first series of $60 million occurring on September 12, 2003 and funding on the second series of $65 million occurring on November 21, 2003. The proceeds from the sale of these notes were used principally to repay debt under CFM's existing bank credit facilities and for general corporate purposes. The notes have a fixed coupon rate of 6.1% and ten-year maturities with a bullet payment of principal to occur at maturity.

In conjunction with the issue of the long-term notes referred to above, CFM and its banking syndicate amended and extended its existing syndicated bank credit facilities. Effective November 25, 2003, these credit facilities were amended to provide up to Cdn$190 million in revolving term debt for a period which

13

MANAGEMENT'S DISCUSSION AND ANALYSIS

extends to November 25, 2006. The unused and available credit under the amended credit facility at June 26, 2004 was Cdn$172.7 million.

CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, as well as to pay interest under its bank credit facility and its senior unsecured notes, service its debt and fund share purchases under its issuer bid. In addition, the restructuring recently initiated by the Company as discussed above, will place additional demand on the Company's capital resources in fiscal 2004; however, a large portion of the costs anticipated as part of this restructuring relate to the write down of assets to reflect potential impairment in the value of those assets and do not involve cash. In addition, the Company currently sources certain of its products from Asia and intends to continue to source or manufacture more of its products from Asia. This Asian sourcing often requires the Company to put letters of credit in place in advance of the manufacture of products in Asia, which typically remain in place until the Asian supplier ships the products or until CFM pays amounts owing to that supplier. While the Company's cash is not affected while these letters of credit are in place, these contingent liabilities are drawn on the Company's bank credit facilities and as such, reduces the available credit under those facilities. In order to meet its cash requirements and requirements for letters of credit in fiscal 2004 and 2005, CFM intends to use internally generated funds as well as the proceeds from the sale of the senior unsecured notes and its amended credit facilities, as required. Management believes that cash flow from operations, the proceeds from the sale of the senior unsecured notes and capacity under the credit facilities will be sufficient to meet CFM's cash and letter of credit requirements over the remainder of fiscal 2004 and in fiscal 2005.

The agreements governing the Company's senior unsecured notes and its bank credit facilities contain covenants requiring the Company to maintain a ratio of consolidated funded debt to consolidated EBITDA for the prior twelve month period below certain specified levels. As a result of the restructuring costs incurred during the current fiscal year, the Company did not comply with these covenants as of the end of the third quarter. The Company and its banking syndicate, as well as the holders of the senior unsecured notes, have amended the applicable agreements to increase the specified thresholds, effective the end of the third quarter, in order to cure this non-compliance.

With these amendments the Company's lending agreements were amended as follows:

  The agreement under the senior unsecured notes was amended to increase the fixed interest rate charged on the notes from 6.1% to 7.6% for the fourth quarter of 2004 and each quarter of 2005.

  The syndicated credit agreement was amended to reduce the total revolving credit facility to $79,473 (CDN$105,000) from $143,808 (CDN$190,000) and depending on the level of the Company's borrowing under this facility, the interest rate charged on outstanding revolving debt will be increased to a maximum of Libor plus 4.5% from a maximum of Libor plus 2.75%.

All other material terms of these lending agreements remained unchanged. Management estimates that these amendments will result in addition interest in fiscal 2005 of approximately $2.0 million.

*Net bank debt is defined as bank debt (current and long-term), plus bank indebtedness plus senior unsecured notes less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

*Capitalization is defined as net bank debt plus shareholders' equity. Capitalization is presented as a measure of the Company's total financing structure.

*Net working capital is defined as accounts receivable, inventory and prepaid expenses less accounts payable and accrued liabilities and taxes payable net of any taxes recoverable. Net working capital is presented because it is a widely accepted measure of the extent to which a company has net current assets available to support its operations.

14

MANAGEMENT'S DISCUSSION AND ANALYSIS

*Net bank debt, capitalization and net working capital are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached consolidated interim financial statements.

Risks and Uncertainties

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry including: general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 9, 2004 and filed with Canadian and U.S. securities regulatory authorities and commissions.

Market prices for steel, a major raw material component in many of the Company's products, have increased significantly throughout 2004, and availability of steel has become more restricted compared with past years. CFM has secured an adequate supply of steel to meet its needs in the near term and expects to be able to secure supply of steel in the future. The Company has been successful in passing on some of the steel price increase through increased selling prices for its products and has defrayed some of the steel cost increase through material substitution, product re-engineering and moving manufacture of certain products to lower wage cost territories (Mexico and China). However, higher steel costs are expected to reduce the Company's gross profit margins in the fourth quarter of fiscal 2004 and into 2005.

Outlook

As a result of the decreased earnings in the third quarter as well as increases in steel costs and continuing infrastructure spending required to support growth, which CFM expects to incur in the fourth quarter, CFM will not achieve its previously issued earnings expectations for the fiscal year ended October 2, 2004.

As indicated in the Company's previous MD&A for the period ended September 27, 2003, fiscal 2004 will be a year of transition for CFM as it undertakes its planned restructuring initiatives. While the charges relating to this restructuring have, and will, continue to affect the Company's operating results for the remainder of the year, the restructuring is currently on schedule and within budget and management remains confident these initiatives will be completed on time in fiscal 2004. Management believes that the completion of the restructuring initiatives will place the Company on a stronger foundation from which to achieve its future growth objectives. As a result of its new product designs and lower cost of manufacture of certain barbeque and hearth products in China, the Company has been successful in securing a higher level of placement of hearth and barbeque grill products with certain of its mass merchant customers for the upcoming hearth and barbeque seasons. Management anticipates a significantly higher level of sales and increased profits from this increased placement in fiscal 2005.

15

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars, unaudited)

As at	June 26,	June 28,	Sept. 27,
	2004	2003	2003
	$	$	$
ASSETS
Current
Cash and cash equivalents	10,425	6,015	13,386
Accounts receivable	104,152	90,881	106,520
Inventory	86,095	93,893	79,602
Prepaid and other expenses	3,305	2,613	1,946
Income taxes recoverable	5,740	3,926	-
Future income taxes	12,219	7,853	13,057
Total current assets	221,936	205,181	214,511
Capital assets, net	73,178	79,196	75,228
Other assets (note 5)	4,729	4,093	5,310
Goodwill, net (note 6)	164,789	157,952	160,888
Intangible assets (note 6)	3,092	5,392	5,399
Future income taxes	343	488	749
Total assets	468,067	452,302	462,085

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	13,702	9,878	10,548
Accounts payable and accrued liabilities	56,974	50,316	61,657
Current portion of long-term debt	-	11,293	8,198
Current portion of note payable (note 4(c))	3,242	6,453	4,944
Income taxes payable	-	-	2,288
Future income taxes	-	1,567	1,462
Total current liabilities	73,918	79,507	89,097

Long-term debt (note 7)	133,071	115,436	107,424
Note payable (note 4(c))	1,080	-	2,101
Future income taxes	17,641	18,949	18,652
Total liabilities	225,710	213,892	217,274

Minority interest	-	22	29

Shareholders' equity
Share capital (note 8)	105,618	105,490	106,204
Contributed surplus (note 8)	69	-	-
Retained earnings	123,368	119,274	122,786
Cumulative translation adjustment	13,302	13,624	15,792
Total shareholders' equity	242,357	238,388	244,782

Total liabilities and shareholders' equity	468,067	452,302	462,085
(Thousands of common shares and options)
Common shares issued and outstanding	40,026	40,271	40,400
Stock options outstanding	3,101	2,996	3,464
Stock options exercisable	842	553	1,206
See accompanying notes
16

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of dollars except for earnings per share, unaudited)

	Three Months Ended		Nine Months Ended
	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003
	$	$	$	$

Sales	119,404	122,918	348,101	335,815
Cost of sales	88,678	90,886	258,393	242,496
Gross profit	30,726	32,032	89,708	93,319

Expenses
Selling and administrative, research and development
(notes 5 & 14)	20,174	16,635	56,143	50,247
Amortization	3,014	2,919	8,921	8,310
Interest income	(26)	(11)	(171)	(102)
Interest expense	2,182	1,547	6,374	4,161
Restructuring costs (note 13)	7,498	-	15,383	-
	32,842	21,090	86,650	62,616
Income (loss) before income taxes	(2,116)	10,942	3,058	30,703
Income taxes (recovery) expense (note 9)	(1,660)	3,691	(775)	10,051
Net income (loss) for the period	(456)	7,251	3,833	20,652

Retained earnings, beginning of period	123,824	112,023	122,786	102,060
Premium on repurchased common shares	-	-	(3,251)	(3,438)

Retained earnings, end of period	123,368	119,274	123,368	119,274

Earnings (loss) per share (note 10)	(0.01)	0.18	0.10	0.51

Diluted earnings (loss) per share (note 10)	(0.01)	0.18	0.09	0.51

See accompanying notes
17

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of dollars, unaudited)

	Three Months Ended		Nine Months Ended
	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	(456)	7,251	3,833	20,652
Add (deduct) items not involving cash
Amortization	3,014	2,919	8,921	8,310
Future income taxes	(2,404)	3,660	(927)	3,506
Minority interest	-	(9)	-	11
Loss on disposal of capital assets	156	-	167	10
Non-cash stock compensation (note 8)	15	-	43	-
Non-cash interest on Keanall note payable	-	44	12	161
Restructuring costs (note 13)	4,425	-	7,199	-
	4,750	13,865	19,248	32,650

Change in non-cash working capital (note 11)	(20,499)	(10,602)	(18,252)	(8,874)
Cash flows provided by (used in) operating activities	(15,749)	3,263	996	23,776

Cash flows from investing activities
Acquisitions, net of cash acquired (note 4)	-	(2,802)	(7,615)	(3,032)
Purchase of capital assets	(2,024)	(1,606)	(6,017)	(6,868)
Development costs	-	(50)	(27)	(246)
Proceeds on disposal of capital assets	-	-	9	26
Cash flows used in investing activities	(2,024)	(4,458)	(13,650)	(10,120)

Cash flows from financing activities
Proceeds from private placement debt (note 7)	-	-	65,000	-
Repayment of non-revolving term facility	-	(2,568)	-	(11,062)
Revolving term facility, net	(221)	9,539	(49,370)	10,962
Bank indebtedness	13,678	632	3,287	(4,278)
Repayment of note payable	-	(2,672)	(3,789)	(7,538)
Deferred financing costs	(35)	-	(951)	-
Repurchase of common shares (note 8)	-	-	(5,359)	(5,184)
Issuance of common shares (note 8)	1,293	955	1,522	1,370
Cash flows provided by (used in) financing activities	14,715	5,886	10,340	(15,730)
Effect of foreign currency translation on cash
and cash equivalents	(332)	210	(647)	659
Net increase (decrease) in cash and cash equivalents
during the period	(3,390)	4,901	(2,961)	(1,415)
Cash and cash equivalents, beginning of period	13,815	1,114	13,386	7,430
Cash and cash equivalents, end of period	10,425	6,015	10,425	6,015

Supplementary cash flow information:
Cash taxes paid	3,060	95	8,460	11,404
Cash interest paid	2,097	1,401	4,977	3,683
See accompanying notes
18

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited consolidated financial statements except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective fiscal 2004 and the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Stock-based Compensation and Other Stock-based Payments as discussed in note 3. These unaudited interim consolidated financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 27, 2003. Due to seasonality of the Company's business, a statement of financial position as at June 28, 2003 has been included for comparative purposes.

2. USE OF ESTIMATES

The preparation of consolidated interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICY

Stock-based Compensation and Other Stock-based Payments

Effective fiscal 2004, the Company adopted the revised CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based payments" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted during fiscal 2004 and accordingly, has recorded compensation expense. Prior to fiscal 2004, the Company accounted for its employee stock options using the intrinsic method and no compensation expense was recognized. For awards granted in 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for the employee stock options under the fair value method.

19

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

U.S. Reporting Currency

Effective fiscal 2004, the Company's reporting currency has been changed to the U.S. dollar from the Canadian dollar. The Company has restated all amounts presented into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. The rates utilized in the preparation of the consolidated interim financial statements are as follows:

	For the Quarter ending
	June 26, 2004		June 28, 2003
Statement of Operations and
Statement of Cash Flow	0.7371		0.7119

		As at
	June 26, 2004	September 27, 2003	June 28, 2003
Statement of Financial Position
	0.7405	0.7392	0.7428

4. ACQUISITIONS

a) Temtex Industries, Inc.

On October 8, 2003, the Company acquired certain assets of Temco Fireplace Products, Inc., as well as all of the shares of Temcomex S.A. de C.V. ("Temcomex"), a Mexican corporation, both subsidiaries of Temtex Industries, Inc. ("Temtex"). Temcomex, located in Mexicali, Mexico manufactures wood-burning and gas fireplaces. The Company satisfied the purchase price by a cash payment, including acquisition costs of $7,210.

The results of operations from the date of acquisition are included in the Company's consolidated interim financial statement of operations from the date of acquisition. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

20

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$
Current assets acquired	3,939
Long term assets acquired	1,327
Current liabilities assumed	(533)
Goodwill	2,477
7,210

Consideration:

Cash, including acquisition costs	7,210

b) Greenway Home Products Inc.

Effective October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. ("Greenway") of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. In October 2002, the Company satisfied the purchase price by a cash payment, including acquisition costs of $839. Additional contingent consideration, not to exceed Cdn $35,000, will be paid based on the earnings performance of Greenway over a number of specified periods. The first such payment was earned based on the earnings performance for the year ended December 31, 2002 and was satisfied on April 24, 2003 with a $1,217 cash payment and the issuance of 126,494 shares of the Company valued at $1,282. The fair value of the Company's common shares was $10.13 (Cdn $14.75) per share representing the average market price on the payment date. The remaining contingent consideration will be payable if the earnings of Greenway reach stipulated level and any such consideration will not exceed Cdn $31,458. All future contingent consideration paid will be recorded as goodwill.

The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values.

21

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$

Current assets acquired	3,133
Long term assets acquired	87
Current liabilities assumed	(3,142)
Goodwill	2,436
2,514

Consideration:

Cash, including acquisition costs (net of cash acquired of $843)	1,232
Share capital issued	1,282
2,514

None of the goodwill is tax deductible.

c) The Great Outdoors Grill Company

Effective May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbecues. The Company satisfied the purchase price by a cash payment, including acquisition costs, of $10,275 and the issuance of 195,366 common shares of the Company valued at $2,022. The fair value of CFM shares was $10.35 (Cdn $15.88) representing the average market price on the announcement date. Additional contingent consideration, not to exceed $12,300, is in the process of being determined and will be paid by way of a non-interest bearing promissory note payable. Management has estimated the discounted value of the contingent consideration to be $4,322 which has been recorded as goodwill. The results of the operations of TGO from the date of acquisition are included in the Company's consolidated statement of operations from the date of acquisition.

The following is a summary of the acquisition representing the final values assigned and consideration given:

$

Current assets acquired	11,103
Long term assets acquired	1,849
Current liabilities assumed	(8,999)
Goodwill	12,666
16,619
Consideration:

Cash, including acquisition costs	10,275
Unsecured note payable	4,322
Share capital issued	2,022
16,619

It is estimated that goodwill of $5,392 is tax deductible.

22

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

Subsequent to the balance sheet date, the Company received notification of the additional consideration in the amount of $8,457. It is Management's position that this amount is not correct and that no additional consideration is owing, and intends to contest this determination. Once the additional consideration, if any, is finally determined, the difference between the total additional discounted contingent consideration and the consideration recorded in the financial statements as at June 26, 2004, will be recorded as goodwill.

5. OTHER ASSETS

Other assets consist of the following (net of amortization):

	As at June 26,	As at June 28,	As at September 27,
	2004	2003	2003
Deferred barbecue facility
start-up costs	1,289	1,910	1,747
Deferred development costs	764	1,200	1,175
Deferred financing costs	2,600	782	2,200
Other	76	201	188
	4,729	4,093	5,310

Changes in the carrying amount of other assets for the nine months ended June 26, 2004 were:

	Deferred
	barbecue	Deferred	Deferred	Other
	facility start-up	development	financing	deferred
	costs	costs	costs	costs
Balance as at September 27, 2003	1,747	1,175	2,200	188
Additions	-	160	951	27
Amortization	(468)	(216)	(458)	(140)
Reclass to inventory	-	(359)	-	-
Foreign currency translation	10	4	(93)	1
Balance as at June 26, 2004	1,289	764	2,600	76

Research and development expenses for the quarter ended June 26, 2004 were $1,900 (2003 - $1,537) and on a year-to-date basis were $5,048 (2003 - $4,263)

Amortization of deferred barbecue facility start up costs in the quarter was $153 (2003 - $148).

Additions to deferred development costs in the quarter were $0 (2003 - $48). Amortization of deferred development costs in the quarter was $55 (2003 - $107).

Additions to deferred financing costs in the quarter consisted of $35 of financing fees associated with long-term debt.

23

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill for the nine months ended June 26, 2004 were:

Total

Balance as at September 27, 2003	160,888
Adjustments to the purchase price of TGO	837
Goodwill acquired on the purchase of Temtex	2,477
Foreign currency translation	217
Other	370
Balance as at June 26, 2004	164,789

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition. As at June 26, 2004, the net book value of this leasehold right has been written down $2,450 as part of restructuring to reflect the Company's estimated net realizable value.

	June 26, 2004	June 28, 2003	September 27, 2003
Leasehold Rights
Cost	4,870	4,870	4,870
Accumulated amortization	1,420	1,254	1,310
Net book value	3,450	3,616	3,560
Adjustment to Net
Realizable Value	2,450	-	-
Adjusted Net book value	1,000	3,616	3,560
Trademarks	1,228	1,116	1,122
Other	864	660	717
	3,092	5,392	5,399

Amortization expense of intangible assets for the quarter ended June 26, 2004 was $0 (2003- $157) and on a year-to-date basis was $112 (2003 - $395).

24

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

7. LONG-TERM DEBT

On November 21, 2003 proceeds of $65,000 were received on Senior Unsecured Notes Series B issued on September 12, 2003, in addition to the proceeds of $60,000 on Senior Unsecured Notes Series A received on September 12, 2003. Both Series of notes are for a ten-year period with a fixed interest rate of 6.1% payable semiannually. Principal repayments are due at maturity.

The proceeds from the Senior Unsecured Notes were used to repay the non-revolving term credit facility that was subsequently cancelled. The remaining proceeds were used to repay outstanding revolving operating loans.

Effective November 25, 2003, the Company's syndicated credit agreement was amended and extended in conjunction with the issuance of the unsecured notes referred to above. The amended facility consists of revolving term debt of up to $145,327 (CDN$190,000) and expires on November 26, 2006. As at June 26, 2004 $12,827 (Cdn $17,323) was outstanding under this facility.

The agreements covering the Company's bank credit facilities and senior unsecured notes contain certain financial covenants that the Company must meet on a quarterly basis. As at June 26, 2004, the Company was not in compliance with certain of these covenants. The Company has subsequently negotiated amendments to the applicable agreements with its banking syndicate, as well as the holders of its senior unsecured notes, in order to cure this non-compliance effective June 26, 2004.

With these amendments the Company's lending agreements were amended as follows:

  The agreement under the senior unsecured notes was amended to increase the fixed interest rate charged on the notes from 6.1% to 7.6% for the fourth quarter of 2004 and each quarter of 2005.

  The syndicated credit agreement was amended to reduce the total revolving credit facility to $79,473 (CDN$105,000) from $143,808 (CDN$190,000) and depending on the level of the Company's borrowing under this facility, the interest rate charged on outstanding revolving debt will be increased to a maximum of Libor plus 4.5% from a maximum of Libor plus 2.75%.

All other material terms of these lending agreements remained unchanged.

25

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

8. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value.

[a] Issued and outstanding

	Number of shares	Amount
	#	$
	[in thousands]

Balance September 27, 2003	40,400	106,204
Options exercised	310	1,465
Employee share purchase plan	9	57
Shares repurchased and cancelled [i]	(693)	(2,108)
Balance June 26, 2004	40,026	105,618

  On January 28, 2004, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing January 30, 2004 during the next twelve-month period. The Company did not repurchase any shares during the quarter, however, on a year to date basis, the Company has purchased and cancelled 693,400 shares at an average price of US$7.73 (Cdn $10.28). The excess paid over the average cost per share has been charged to retained earnings.

[b] Stock options

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at June 26, 2004, a total of 887,584 common shares are available for future option grants. All per share stock and stock option prices are quoted in Canadian dollars.

A summary of the Stock Option Plan as of June 26, 2004 and changes during the nine months ended is presented below:

		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Outstanding at September 27, 2003	3,463,574	10.37	1,205,999
Granted	110,000	10.85
Exercised	(310,330)	6.47
Forfeited	(161,832)	10.97
Outstanding at June 26, 2004	3,101,412	10.75	841,956
26

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

A summary of options outstanding at June 26, 2004 is as follows:

Total Options Outstanding				Total Options Exercisable

Number of	Range of	Weighted	Weighted	Number of	Weighted
Options	Exercise	Average	Average	Exercisable	Average
Outstanding	Prices	Exercise	Remaining	Options	Exercise
		Price	Life		Price

1,922,747	6.25 - 10.00	9.36	4.84	539,784	8.66
1,178,665	11.00 - 14.00	13.02	4.07	302,172	12.85

The closing market value of the Company's common stock at June 26, 2004 was $9.72.

Effective fiscal 2004, the Company adopted the revisions to Section 3870, which require a fair value method of accounting to be applied to all stock-based payments to employees. This revision was adopted prospectively. For all options issued to employees in fiscal 2004, the Company employs a fair value based method of accounting and recognized compensation cost and a related credit to contributed surplus over the vesting period of the options. Compensation expense recorded for the 110,000 options granted, is $24 for the three months ended June 26, 2004 and $69 for the year to date. The fair value of all options granted in the year has been estimated, using the Black-Scholes method and the following weighted average assumptions:

For the nine months ended
June 26, 2004
Risk-free interest rate	4.23%
Average expected life (years)	5
Expected volatility	0.443
Expected dividend yield	-

The weighted average fair value of options granted in the period is Cdn $4.82 per share.

27

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

No compensation expense was recognized in fiscal 2003 for options granted in the year. However, had compensation cost been determined for the options granted in 2003 based on the fair value method of accounting for stock-based compensation, the Company's net income and earning per share would be reduced to the proforma amount indicated below:

	For the three months	For the nine months
	ended June 26, 2004	ended June 26, 2004

Net income (loss) for the quarter:
As reported	(456)	3,833
Proforma	(658)	3,228

Net earnings (loss) per share as
reported:
Basic	(0.01)	0.10
Diluted	(0.01)	0.09

Proforma net earnings (loss) per
share:
Basic	(0.02)	0.08
Diluted	(0.02)	0.08

9. INCOME TAXES

The Company's effective income tax rates for the nine months ended June 26, 2004 and June 28, 2003 were as follows:

	For the nine months ended
	June 26, 2004	June 28, 2003

Combined Canadian
federal and provincial tax rate	36.25	37.14

Income taxes at different rates
in foreign jurisdictions	(66.24)	(5.32)

Permanent differences and other	4.65	0.92

	(25.34)	32.74

The tax benefit of the Company's investment in foreign jurisdiction as a percentage of income has increased over the prior year. This has resulted in a lower effective tax rate for the current year.

28

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

10. EARNINGS PER SHARE

Basic earnings per share have been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding.

	For the three		For the nine
	months ended		months ended
	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003

Net income (loss) for period	(456)	7,251	3,833	20,652

Weighted average number of
shares outstanding	39,906	40,155	40,199	40,169
Basic earnings (loss) per share	(0.01)	0.18	0.10	0.51

Diluted earnings per share
Weighted average number of
shares outstanding	39,906	40,155	40,199	40,169
Add: Dilutive effect of stock
options	241	517	271	691
Adjusted weighted average
number of shares outstanding	40,147	40,672	40,470	40,860
Diluted earnings (loss) per
share	(0.01)	0.18	0.09	0.51

29

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

11. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

	For the three months ended		For the nine months ended
	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003

Accounts receivable	(27,385)	(15,318)	4,715	12,172
Inventory	288	7,380	(9,186)	(11,191)
Prepaid and other
expenses	761	877	(1,277)	123
Other assets	142	(9)	262	(268)
Accounts payable and
accrued liabilities	5,440	(3,627)	(5,570)	(4,640)
Income taxes payable	255	95	(7,196)	(5,070)
	(20,499)	(10,602)	(18,252)	(8,874)

12. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, barbecue and outdoor products and water dispensing and purification products. In light of the significance of each of these product categories to the overall revenue of CFM, revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business.

	For the three		For the nine
	months ended		months ended
	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003
Net External Sales
Hearth & Heating Products	65,487	54,580	233,383	199,671
Barbeque & Outdoor Products	50,504	63,892	105,872	128,512
Water Products	3,413	4,446	8,846	7,632
	119,404	122,918	348,101	335,815

30

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales for the three months ended:
	United
	States	Canada	Other	Total

June 26, 2004	92,287	22,327	4,790	119,404
June 28, 2003	93,431	25,718	3,769	122,918

External sales for the nine months ended:
	United
	States	Canada	Other	Total

June 26, 2004	266,097	60,574	21,430	348,101
June 28, 2003	257,712	62,289	15,814	335,815

Capital assets, goodwill and intangibles:
	United
	States	Canada	Other	Total

As at June 26, 2004	176,983	55,930	8,146	241,059
As at June 28, 2003	179,916	55,314	7,310	242,540

31

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

13. RESTRUCTURING COSTS

The Company is proceeding with a restructuring of its operations to streamline operating processes and consolidate facilities which serve the Company's mass merchant customers and improve its manufacturing operations through anticipated product line rationalization and through the movement of certain product lines to lower wage cost locations. The restructuring began in the fourth quarter of fiscal 2003 and will be completed in stages. It will involve the closure of certain of the Company's manufacturing locations and the transfer of manufacturing and administrative activities, as well as certain assets, to other CFM facilities. In addition, as part of this restructuring, several of the Company's warehouses in the United States will be closed and distribution centralized into two larger distribution centres to more efficiently serve the Company's mass merchant customers. Currently management expects the restructuring activities to be completed by the end of fiscal 2004.

Actual and forecasted future restructuring costs are as follows:

	For the	For the nine
	quarter ended	months ended	Project	Range of total
	June 26, 2004	June 26, 2004	to date	expected project costs
				Low	High

Severance	74	1,496	1,712	1,712	1,800
Asset impairment	4,425	7,202	12,812	13,288	14,600
Other expenses	2,999	6,685	6,685	7,000	9,500
	7,498	15,383	21,209	22,000	25,900

A summary of the changes in the severance liability for the period June 26, 2004 is:

Opening accrual at September 27, 2003	216
Expense in the nine months	1,496
Payments made in the nine months	(1,712)
Closing accrual at June 26, 2004	0

The impairment charges were determined by using the expected present value method.

32

CFM Corporation

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[in thousands of US dollars, except earnings per share amount, unaudited]

June 26, 2004

14. FOREIGN EXCHANGE

Foreign exchange loss for the quarter ended June 26, 2004 of $188 (2003 foreign exchange gains - $589) and year to date gains of $365 (2003 gains of $117) are included in selling and administrative, research and development expenses on the consolidated interim Statement of Operations and Retained Earnings.

15. COMPARATIVE INTERIM FIGURES

Comparative interim figures have been restated into the U.S. reporting currency as described in note 3.

33

FORM 52-109FT2
Certification of Interim Filings during Transition Period

I, Colin Adamson, the Chairman and Chief Executive Officer of CFM Corporation, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CFM Corporation, (the "Issuer") for the interim period ending June 26, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 20, 2004

/s/ COLIN ADAMSON

Colin Adamson
Chairman and Chief Executive Officer

34

FORM 52-109FT2
Certification of Interim Filings during Transition Period

I, J. David Wood, the Vice President and Chief Financial Officer of CFM Corporation, certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CFM Corporation, (the "Issuer") for the interim period ending June 26, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 20, 2004

/s/ J. DAVID WOOD

J. David Wood
Vice President and Chief Financial Officer

35